UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Cooper Cameron Corporation

(Name of Subject Company (Issuer))

Cooper Cameron Corporation

(Names of Filing Persons (Issuer))

1.75% Convertible Senior Debentures due 2021

(Title of Class of Securities)

216640 AB8

(CUSIP Number of Class of Securities)

William C. Lemmer
Vice President, General Counsel and Secretary
Cooper Cameron Corporation
1333 West Loop South, Suite 1200
Houston, Texas 77027

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:
Samuel N. Allen
Bryan K. Brown
Porter & Hedges, L.L.P.
700 Louisiana
Houston, Texas 77002
(713) 226-0600
(713) 228-1331

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$200,000,000	$25,340.00

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for the 1.75% Convertible Senior Debentures Due 2021 (the “Debentures”), assuming that all outstanding Debentures are purchased at a price of $1,000 per $1,000 principal amount. The amount of the filing fee, calculated in accordance with the Securities and Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 7 issued by the Securities and Exchange Commission on January 26, 2004, equals $126.70 per $1,000,000 of the value of the Debentures proposed to be purchased.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,340.00

Form or Registration No.: 005-44353

Filing Party: Cooper Cameron Corporation

Date Filed: April 6, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e- 3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

      Cooper Cameron Corporation, a Delaware corporation (the “Company”), amends the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed on April 6, 2004, with respect to the Company’s offer to purchase for cash all of its outstanding 1.75% Convertible Senior Debentures Due 2021 (the “Debentures”) at a purchase price of $1,000 per $1,000 principal amount of the Debentures, plus accrued and unpaid interest to, but not including, the payment date. The information in this Amendment No. 1 to the Schedule TO (“Amendment No. 1”) is intended to amend and supplement, but does not restate or replace, the information contained in the Schedule TO originally filed by the Company on April 6, 2004 (including the exhibits thereto), except as specifically stated in this Amendment No. 1. Accordingly, you are encouraged to read the information contained in this Amendment No. 1 in conjunction with the information contained in the Schedule TO filed on April 6, 2004.

     The Company is filing this Schedule TO. The Company’s offer for the Debentures is being made on the terms and subject to the conditions set forth in the Offer to Purchase dated April 6, 2004 and as amended and supplemented by the Amended and Restated Offer to Purchase dated April 21, 2004 (as it may be further amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Tender Offer”). A copy of the Amended and Restated Offer to Purchase is filed with this Amendment No. 1 to the Schedule TO as exhibit (a)(1)(A)(2). The Offer will expire at 9:00 a.m., Eastern time, on May 5, 2004, unless extended or earlier terminated. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

     All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided. Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

Item 1. Summary Term Sheet.

     Item 1 of the Schedule TO is hereby amended and supplemented as follows:

     The information set forth in the “Summary Term Sheet” section of the Amended and Restated Offer to Purchase is incorporated herein by reference.

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Item 4. Terms of the Transaction.

     Item 4(a) of the Schedule TO is hereby amended and supplemented as follows:

     (1) Tender Offers.

     (i)-(iii), (v)-(viii), (xii) The information set forth under the captions “Summary Term Sheet”, “The Tender Offer” and “Material United States Federal Income Tax Considerations” in the Amended and Restated Offer to Purchase is incorporated herein by reference.

     (iv), (ix)-(xi) Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

     Item 6 of the Schedule TO is hereby amended and supplemented as follows:

     (c) Plans. None.

Item 7. Source and Amount of Funds or Other Consideration.

     Item 7 of the Schedule TO is hereby amended and supplemented as follows:

     (a) Source of Funds.  The information set forth under the caption “Sources and Amount of Funds” in the Amended and Restated Offer to Purchase is incorporated herein by reference.

     (b) Conditions.  The information set forth under the caption “Sources and Amount of Funds” in the Amended and Restated Offer to Purchase is incorporated herein by reference.

     (c) Borrowed Funds.  The information set forth under the caption “Sources and Amount of Funds” in the Amended and Restated Offer to Purchase is incorporated herein by reference.

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Item 12. Exhibits.

  *   (a)(1)(A)(1) Offer to Purchase dated April 6, 2004.

**   (a)(1)(A)(2) Amended and Restated Offer to Purchase dated April 21, 2004.

  *   (a)(1)(B) Form of Letter of Transmittal, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  *   (a)(1)(C) Form of Notice of Guaranteed Delivery.

  *   (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  *   (a)(5) Press Release issued by the Company on April 6, 2004.

(b) Credit Agreement, dated as of December 12, 2003, among Cooper Cameron Corporation and certain of its subsidiaries and the banks named therein and Bank One, NA, as agent, is hereby incorporated by reference to Cooper Cameron Corporation’s annual report on Form 10-K (File No. 001-13884) filed with the Securities and Exchange Commission on March 8, 2004.

       (d) Not applicable.

       (g) Not applicable.

       (h) Not applicable.

  * Previously filed.
** Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cooper Cameron Corporation

By: /s/ Franklyn Myers

Name: Franklin Myers

Title: Chief Financial Officer

Date: April 21, 2004

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Exhibit Index

  *   (a)(1)(A)(1) Offer to Purchase dated April 6, 2004.

**  (a)(1)(A)(2) Amended and Restated Offer to Purchase dated April 21, 2004.

  *   (a)(1)(B) Form of Letter of Transmittal, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  *   (a)(1)(C) Form of Notice of Guaranteed Delivery.

  *   (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  *   (a)(5) Press Release issued by the Company on April 6, 2004.

(b) Credit Agreement, dated as of December 12, 2003, among Cooper Cameron Corporation and certain of its subsidiaries and the banks named therein and Bank One, NA, as agent, is hereby incorporated by reference to Cooper Cameron Corporation’s annual report on Form 10-K (File No. 001-13884) filed with the Securities and Exchange Commission on March 8, 2004.

       (d) Not applicable.

       (g) Not applicable.

       (h) Not applicable.

*	Previously filed.
**	Filed herewith.